Exhibit (a)(5)(A)

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK COUNTY, SS.		SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT
MICHAEL ZUMBLUSKAS, Individually	)
and on Behalf of All Others Similarly	)
Situated,	)
	)	Civil Action No. 14-4026 BLS
Plaintiff,	)
)
v.	)	JURY TRIAL DEMANDED
)
MICROFINANCIAL, INC., PETER R.	)
BLEYLEBEN, BRIAN E. BOYLE,	)
TORRENCE C. HARDER, RICHARD F.	)
LATOUR, FRITZ von MERING, ALAN J.	)
ZAKON, MF PARENT LP, MF MERGER	)
SUB CORP. AND FORTRESS	)
INVESTMENT GROUP LLC,	)
)
Defendants.

CLASS ACTION COMPLAINT

The allegations of the Complaint are based on the personal knowledge of Plaintiff Michael Zumbluskas (“Plaintiff”) as to himself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein, as follows:

NATURE OF THE ACTION

1.                                      This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders of MicroFinancial Inc. (“MicroFinancial” or the “Company”) against MicroFinancial’s Board of Directors (“Board” or “Individual Defendants”) for breaches of fiduciary duty arising from their attempt to sell the Company to affiliates of Fortress Investment Group LLC (“Fortress” and collectively with affiliates, the “Acquisition Defendants”) in a cash-out tender offer of $10.20 per share (the “Proposed Transaction”)

pursuant to an Agreement and Plan of Merger, dated December 13, 2014 (the “Merger Agreement”).

2.                                      The total equity value of the Proposed Transaction is approximately $147 million.  The MicroFinancial Board has unanimously recommended the approval of the Merger Agreement and the Proposed Transaction.  The Defendants expect to complete the Proposed Transaction during the first quarter of 2015.

3.                                      As detailed herein, the Proposed Transaction undervalues MicroFinancial and deprives Plaintiff and the other public shareholders of the true value of their holdings in the Company and the right to participate in its future growth and profitability.

4.                                      Indeed, the Proposed Transaction offers unfair and inadequate consideration that does not maximize stockholder value and is being advanced through an unfair process.  The Board members have therefore breached their fiduciary duties owed to Plaintiff and a “Class” of similarly situated shareholders by failing to take all necessary steps to ensure that the Company’s public investors will receive the maximum realizable value for their shares of the Company.

5.                                      In addition, the Merger Agreement contains preclusive deal protection devices that do not benefit the Company or its stockholders, but instead, Fortress.  For example, pursuant to the Merger Agreement, the Board is prohibited from soliciting competing bids for the Company.  Moreover, the Company is subject to a $6.5 million dollar termination fee payable to Fortress if the Proposed Transaction is terminated by the Company in favor of a superior proposal, while the Board must provide Fortress with any and all material terms and conditions of such offer within 48 hours after receipt.  Fortress is then given three business days to subsequently change the terms of the Merger Agreement to match the alternative offer.

6.                                      These deal protection provisions essentially “lock-up” the Proposed Transaction and prevent the Board from fulfilling its fiduciary duties to the Company’s public stockholders.  The Proposed Transaction will deprive shareholders of adequate consideration in light of the Company’s promising prospects for growth, increased sales, and future profitability.  More importantly, the Defendants intend to commence the tender offer on or before December 19, 2014, and the tender offer will expire as soon as 20 business days after commencement.  Non-tendering shareholders may be cashed-out without having been given an opportunity to vote on the Proposed Transaction.

7.                                      Moreover, the Proposed Transaction unfairly benefits the Independent Defendants, along with other top executives of MicroFinancial, as the Proposed Transaction will provide them with lavish change of control payments and stock sales.  The Director Defendants have a fiduciary duty to act in the best interest of all of MicroFinancial’s shareholders - treating the shareholders’ interests with the same care and dedication as they would their own.  They cannot cater exclusively to their own interests to the detriment of the entire class of stockholders or accept a bid merely because of its convenience.

8.                                      Plaintiff seeks preliminary and permanent injunctive relief preventing the Individual Defendants, who are aided and abetted by the Acquisition Defendants, from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize full and fair value for their MicroFinancial stock, and to compel the Individual Defendants to carry out their fiduciary duties to maximize shareholder value on a sale of the Company.  In the event that the Proposed Transaction is consummated, Plaintiff seeks to recover monetary damages from Defendants for their breaches of fiduciary duties or their aiding and abetting of such breaches.

JURISDICTION AND VENUE

9.                                      Jurisdiction is proper under Mass. Gen.  Laws Ch.  223A Section 2 because MicroFinancial maintains its headquarters in Burlington, Massachusetts and transacts business in the Commonwealth of Massachusetts.  Through their service to MicroFinancial, the Individual Defendants (defined below) have transacted business in the Commonwealth of Massachusetts and under Mass. Gen.  Laws Ch.  223A Section 2 jurisdiction is proper.  The amount in controversy exceeds $25,000.

10.                               Moreover, pursuant to Superior Court Administrative Directive No. 09-1, Plaintiff is seeking admission into the Business Litigation Session of the Massachusetts Superior Court based on the fact that the litigation involves the merger of a corporation and the liability of certain officers and directors of that corporation.

11.                               Venue is proper pursuant to Mass. Gen.  Laws Ch.  223 Sections 1, 8.

THE PARTIES

12.                               Plaintiff has owned the common stock of MicroFinancial since prior to the announcement of the Proposed Transaction herein complained of, and continues to own this stock.

13.                               MicroFinancial is a corporation organized and existing under the laws of the Commonwealth of Massachusetts with its principal executive offices located in Burlington, Massachusetts.  MicroFinancial primarily operates through its wholly owned subsidiaries, TimePayment Corp. (“TimePayment”) and LeaseComm Corporation (“LeaseComm”).  The Company’s common stock is traded on the NASDAQ Stock Exchange under the symbol “MFI.”

14.                               Defendant Peter R. Bleyleben (“Bleyleben”) is a director of the Company.  He was the Non-Executive Chairman of the Board of Directors of the Company from 2002 through 2012.  He served as first President and later Chairman, Chief Executive Officer and director of the Company or its predecessor from 1987 until 2002.

15.                               Defendant Brian E. Boyle (“Boyle”) is a director of the Company.  He served as Chief Executive Officer of the Company from 1985 to 1987 and Chairman of the Board from 1985 to 1995.

16.                               Defendant Torrence C. Harder (“Harder”) is a director of the Company.

17.                               Defendant Richard F. Latour (“Latour”) is a director of the Company.  He has served as President, Chief Executive Officer, Treasurer, Clerk and Secretary of the Company since October 2002, and as President, Chief Operating Officer, Chief Financial Officer, Treasurer, Clerk and Secretary, as well as a director of the Company since February 2002.

18.                               Defendant Fritz von Mering (“von Mering”) is a director of the Company.  He has served as Non-Executive Chairman of the Board since 2012.

19.                               Defendant Alan J. Zakon (“Zakon”) is a director of the Company.

20.                               Defendants Bleyleben, Boyle, Harder, Latour, von Mering, and Zakon are collectively referred to herein as the “Individual Defendants.”

21.                               Defendant Fortress is an alternative asset manager.  Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles.  Fortress is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located in New York, New York.

22.                               Defendant MF Parent LP (“MF Parent”) is a Delaware limited partnership, and an affiliate of Fortress.

23.                               Defendant Merger Sub Corp. (“Merger Sub”) is a direct wholly owned subsidiary of MF Parent LP, and is a corporation duly organized for the purposes of facilitating the

Proposed Transaction under the laws of the Commonwealth of Massachusetts; along with being an affiliate of Fortress.

24.                               Defendants Fortress, MF Parent and Merger Sub are collectively referred to herein as the “Acquisition Defendants.”

25.                               MicroFinancial, the Individual Defendants and the Acquisition Defendants are collectively referred to herein as the “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

26.                               The Individual Defendants, as officers and/or directors of the Company, stand in a fiduciary relationship to Plaintiff and the Company’s other public stockholders and owes them the highest fiduciary obligations of good faith, due care and loyalty.

27.                               Under Massachusetts law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty, good faith, and due care to stockholders.  To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a)                                 adversely affects the value provided to the Company’s stockholders;

(b)                                 favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c)                                  adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the Company’s stockholders; and/or

(d)                                 will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

28.                               In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a)                                 participating in any transaction where the Individual Defendants’ loyalties are divided;

(b)                                 participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the Company; and/or

(c)                                  unjustly enriching themselves at the expense or to the detriment of the public stockholders.

29.                               Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly and/or recklessly violating their fiduciary duties, including their duties of care, loyalty, and good faith owed to Plaintiff and other public stockholders of MicroFinancial.

CLASS ACTION ALLEGATIONS

30.                               Plaintiff brings this action as a class action, pursuant to Massachusetts Civil Procedure Rule 23, on behalf of all holders of the common stock of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

31.                               This action is properly maintainable as a class action.

32.                               The Class is so numerous that joinder of all members is impracticable.  As of November 7, 2014, there were an aggregate of 14,433,154 shares of MicroFinancial common stock outstanding, owned by hundreds, if not thousands, of stockholders.

33.                               There are questions of law and fact, which are common to the Class including, inter alia, the following:  (a) whether the Individual Defendants have breached the fiduciary duties owed by them to Plaintiff and the members of the Class; and (b) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants, as alleged herein.

34.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.  The claims of the Plaintiff are typical of the claims of other members of the Class, and Plaintiff has the same interests as the other members of the Class.  Plaintiff will fairly and adequately represent the Class.

35.                               Defendants have acted in a manner that affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

36.                               The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

Background

37.                               MicroFinancial is a financial intermediary specializing in microticket and financing and has been operating since 1986.  More specifically, MicroFinancial, through its subsidiaries, TimePayment and LeaseComm, provides leasing and financing services through vendors to small businesses.  Among other things, these affiliates lease and rent commercial equipment — automated teller machines, espresso machines, credit card terminals, computers, vending machines, water purification equipment, wireless communications devices, and more.

38.                               The Company’s services are provided through a network of independent vendors; these equipment vendors submit their clients financing applications to MicroFinancial via the Internet, telephone, fax, or e-mail.

The Proposed Transaction

39.                               On December 15, 2014, MicroFinancial and Fortress announced that they had entered into the Merger Agreement.  Pursuant to the terms in the Merger Agreement, MicroFinancial would be sold to Merger Sub, a subsidiary of MF Parent, each an affiliate of funds managed by affiliates of Fortress.  The Company would survive the Proposed Transaction as an indirect, wholly-owned subsidiary of Fortress.  As explained in the December 15, 2014 announcement:

MicroFinancial Incorporated Enters Into Agreement to be Acquired by Funds Managed by Fortress Investment Group

BURLINGTON, Mass., Dec. 15, 2014 (GLOBE NEWSWIRE) — MicroFinancial Incorporated (Nasdaq:MFI) (“MicroFinancial” or the “Company”) has entered into a definitive agreement with MF Parent LP (“Parent”) and MF Merger Sub Corp. (“Purchaser”), each an affiliate of funds managed by affiliates of Fortress Investment Group LLC (NYSE:FIG), whereby Parent will acquire all of the outstanding shares of the Company for $10.20 per share in cash pursuant to an Agreement and Plan of Merger dated December 13, 2014 (the “Merger Agreement”).

Under the terms of the Merger Agreement, Purchaser will commence a tender offer for all shares of outstanding common stock of the Company for $10.20 per share in cash (the “Tender Offer”).  The Tender Offer will expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission.  The Company presently intends, subject to approval of the Company’s Board of Directors at the time, to declare a single quarterly cash dividend on its common stock in an amount expected to be $0.08 per share with a record date that is no later than January 12, 2015 and a payment date that is on or prior to the time of acceptance of shares of the Company’s common stock in the Tender Offer.  Following the completion of the Tender Offer, the parties will complete a second-step merger in which any remaining shares of the Company’s common stock will be converted into the right to receive the same price per share paid in the Tender Offer (the “Merger”).

The announcement follows a comprehensive review undertaken by the Company’s Board of Directors to maximize shareholder value.  The Company’s Board of Directors unanimously approved the Merger Agreement and unanimously recommends that the Company’s shareholders tender their shares in the Tender Offer.

Richard F. Latour, the Chief Executive Officer of MicroFinancial, said “We believe that the share price of $10.20 per share represents a compelling value for our shareholders.  This price represents a significant premium over the current trading price and our book value.”

The closing of the Tender Offer is subject to certain conditions, including the tender of a number of MicroFinancial shares that, together with other shares owned or to be acquired by Purchaser, represent at least two thirds of the total number of MicroFinancial’s outstanding shares on a fully diluted basis, and other customary conditions.  There is no financing condition to the obligations to consummate the transaction.

40.                               Under the terms of the Merger Agreement, MicroFinancial stockholders will receive for each outstanding share of MicroFinancial common stock owned $10.20 in cash.  According to the Defendants, the Proposed Transaction is currently expected to be completed in the first quarter of 2015.  Once the Proposed Transaction is completed, MicroFinancial will become a part of Fortress, will cease to exist and will no longer be openly traded on the NASDAQ.

The Offer is Inadequate and Unfair

41.                               By all objective measures, MicroFinancial was a growing company prior to the announcement of the Proposed Transaction, and was poised for future growth and profitability as a stand-alone entity.

42.                               On January 29, 2014, the Company announced its financial results for the fourth quarter and the year ended December 31, 2013.  Net income for the fourth quarter of 2013 increased to $2.5 million or $0.17 per diluted share as compared to $2.4 million or $0.16 per diluted share for the fourth quarter of 2012.  Revenue in the fourth quarter of 2013 increased by 3% to $15.8 million compared to $15.3 million in the fourth quarter of 2012.  For the year ended December 31, 2013, net income increased 4.4% to $9.8 million versus net income of $9.4 million for the prior year.  Revenue for the year ended December 31, 2013 increased 5.4% to $62.5 million compared to $59.3 million during 2012.  The Company also announced that it was increasing its dividend payout to $0.25 per share in 2013 versus $0.24 per share in 2012.  Commenting upon these results, Defendant Latour stated that “We are very pleased with our operating results for 2013.”

43.          On April 15, 2014, BMO Capital rated MicroFinancial as a new market “perform” with a price target of $16 per share.

44.          On April 16, 2014, MicroFinancial announced financial results for the first quarter ended March 31, 2014.  Revenue for the quarter ended March 31, 2014 increased 2.6% to $15.7 million compared to $15.3 million in the first quarter of 2013.  Commenting upon these results, Defendant Latour stated that “We are pleased with our overall financial performance for the quarter.  Through the first three months of 2014, we are starting to see the improvements from the changes we made to our sales force structure at the end of 2013.”

45.          On July 16, 2014, MicroFinancial announced financial results for the second quarter ended June 30, 2014.  Net income for the quarter ended June 30, 2014 was $2.5 million or $0.17 per diluted share, which was equivalent to the $2.5 million of net income in the second quarter of 2013 or $0.17 per diluted share.  However, the Company beat consensus analysts by $0.02 per share.  Revenue for the second quarter increased to $15.8 million compared to $15.7 million for the same period in 2013.  Commenting upon these results, Defendant Latour stated that “We are very pleased with our overall performance through the first six months of 2014.  During this period, we have continued to see an increased demand for the products and services we offer.”

46.          On October 15, 2014, MicroFinancial announced financial results for the third quarter ended September 30, 2014.  Net income for the quarter ended September 30, 2014 was $2.9 million or $0.20 per diluted share, compared to net income of $2.6 million or $0.18 per dilute share for the same period last year.  Revenue for the third quarter increased 3.1% to $16.2 million compared to $15.7 million for the same period in 2013.  Commenting upon these results.  Defendant Latour stated that “We are very pleased with our overall performance through the first six months of 2014.  During this period, we have continued to see an increased demand for the products and services we offer.”

47.          Just as the Company’s successful sales force structure was taking hold, and as it was positioned for future growth, the Company announced its entry into the Proposed Transaction.

48.          The $10.20 per share agreed to in the Proposed Transaction is an inadequate price, and Defendants’ claims that the transaction provides a great return for investors are false.  The $10.20 per share price is considerably below analyst’s target price of $16 per share.

Preclusive Deal Protection Devices

49.          As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction unfair and ensure that no competing offers will emerge for the Company.

50.          By way of example, §7.2 of the Merger Agreement includes a “No Solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Fortress.

51.          Pursuant to § 7.2 of the Merger Agreement, should an unsolicited bidder submit a bona fide proposal that is more favorable than the Proposed Merger terms (“Superior Proposal”), the Company must notify Fortress, within 48 hours, of the bidder’s identity and the material terms of the bidder’s offer.

52.          Under §7.2 of the Merger Agreement, should the Board determine that the unsolicited offer is a Superior Proposal, then, before the Board can change its recommendation to stockholders regarding the Proposed Transaction with Fortress, it must grant Fortress three business days in which the Company must negotiate in good faith with Fortress (if Fortress so desires) and allow Fortress to amend the terms of the Merger Agreement so that the Superior Proposal ceases to be a Superior Proposal and the Board is not obligated to change its recommendations to stockholders regarding the Proposed Transaction with Fortress.  In other words, the Merger Agreement gives Fortress access to any rival bidder’s information and allows Fortress a free right to top any superior offer simply by matching it.  Accordingly, no rival bidder is likely to emerge and act as a “stalking horse” because the Merger Agreement unfairly assures that any “auction” will favor Fortress and piggy-back upon the due diligence of the foreclosed second bidder.

53.          Section 9.2 of the Merger Agreement also provides for a termination fee of $6.5 million payable to Fortress by MicroFinancial if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the Company’s public stockholders with a superior offer.

54.          Any unsolicited competing bidder would have to incur the great expense of conducting due diligence and formulating a proposal within a very limited time frame, and yet, pursuant to the Merger Agreement, Fortress would have an opportunity to simply match it.

Further, a competing bidder will need to negotiate with the person or persons at MicroFinancial in charge of the Proposed Transaction and already heavily biased in favor of approving the Proposed Transaction.  Even if another bidder is tenacious enough to navigate this obstacle course, that bidder will be further discouraged by having to pay the onerous termination fee to the Company (and by extension, the “successful” competing bidder) will be forced to pay.

55.          In the process of considering and ultimately entering into the Merger Agreement with Fortress, the Individual Defendants have initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court.  However, the process initiated by the Board fails woefully short of the Board satisfying their fiduciary duty to maximize stockholder value.  Additionally, as discussed supra, the deal protections agreed to by the Board further ensures that no likely bidder will emerge to salvage the Board from satisfying its fiduciary duties.

56.          Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.  The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes, or would reasonably be expected to constitute, a Superior Proposal are too narrowly circumscribed to provide a true or effective “fiduciary out” under the circumstances.

57.          The Individual Defendants have violated their fiduciary duties owed to the public shareholders of MicroFinancial.  The Individual Defendants’ agreement to the terms of the Proposed Transaction and its timing demonstrate a clear lack of due care and loyalty to the MicroFinancial public stockholders.

58.          Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of MicroFinancial’s assets and business, and they will be prevented from obtaining fair and adequate consideration for their shares of MicroFinancial common stock.

59.          Accordingly, the Court should preliminarily enjoin the Proposed Transaction until:  (i) the Board conducts a proper process to maximize stockholder value; and (ii) the Individual Defendants disclose all material information to the Company’s public stockholders before the tender offer closes.

FIRST CAUSE OF ACTION

CLAIM FOR BREACH OF FIDUCIARY DUTY
AGAINST THE INDIVIDUAL DEFENDANTS

60.          Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

61.          By the acts, transactions and courses of conduct alleged herein, Individual Defendants have violated their fiduciary duties of good faith, loyalty, and due care at the expense of Plaintiff and other members of the Class.

62.          As alleged herein, the Individual Defendants have failed to, inter alia:

(a)           Adequately consider the Proposed Transaction, including whether it maximizes shareholder value;

(b)           Apprise themselves of the true value of the Company, or the benefits associated with pursuing the Proposed Transaction or an alternative transaction, by, among other things, considering the merits of such transactions and engaging in an appropriate market check or canvas of the industry; and

(c)           Otherwise take the steps necessary to comply with their fiduciary duties, such as by avoiding conflicts of interest and disclosing all material facts necessary to permit the Company’s public stockholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

63.          As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the Company’s other public stockholders, and will further a process that inhibits the maximization of stockholder value and the disclosure of all material information to the Company’s public stockholders.

64.          In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a)           Undertake an appropriate evaluation of MicroFinancial’s fair value;

(b)           Evaluate the Proposed Transaction and other potential transactions;

(c)           Enable public stockholders to consider the Proposed Transaction in a fair and non-coercive manner, without the threat of deal protection measures or mechanisms that could preclude or dissuade a value-maximizing transaction;

(d)           Refrain from favoring the Individual Defendants’ interests over those of the Company’s public stockholders, to, among other things, ensure that conflicts of interest do not unfairly influence the stockholders’ decisions or available options; and

(e)           Disclose all material facts necessary to permit the Company’s public shareholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

65.          Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

CLAIM AGAINST THE ACQUISITION DEFENDANTS
FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

66.          Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

67.          The Acquisition Defendants have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

68.          Such breaches of fiduciary duties could not and would not have occurred but for the conduct of the Acquisition Defendants, who, therefore, have aided and abetted such breaches in connection with the Proposed Transaction.

69.          As a result of the unlawful actions of the Acquisition Defendants, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for MicroFinancial’s assets and business.  Unless the Individual Defendants’ actions of are enjoined by the Court, the Acquisition Defendants will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

70.          As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their MicroFinancial shares.

71.          Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as a result of the Individual Defendants’ breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff and members of the Class demand judgment against Defendants as follows:

A.            Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the representative of the Class;

B.            Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;

C.            Enjoining the Individual Defendants from initiating and/or continuing any defensive measures that would inhibit their ability to conduct a true auction or “market check” of the Company so as to test its true value in connection with a potential sale and/or to obtain the best possible price for MicroFinancial’s public stockholders.

D.            Enjoining the Individual Defendants from consummating the Tender Offer and/or Proposed Transaction until the defendants disclose all material information encompassing the total mix of information available to the Company’s stockholders so that they can make an informed decision whether to tender their shares of stock in the Tender Offer.

E.            In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding monetary damages to the Class;

F.             Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

G.            Awarding Plaintiff the costs and disbursements of this action and a reasonable allowances for fees and expenses of Plaintiff s counsel and experts; and

H.            Granting Plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated:  December 23, 2014

Respectfully submitted,

/s/ Jason M. Leviton
BLOCK & LEVITON LLP
Jason M. Leviton (BBO# 678331)
Mark A. Delaney (BBO# 652194)
155 Federal Street
Suite 1303
Boston, MA 02110
Tel: (617) 398-5600
Fax: (617) 507-6020
jason@blockesq.com
mark@blockesq.com

Counsel for Plaintiff

Of Counsel:

MILBERG LLP

Kent A. Bronson, Esq.

Arvind Khurana, Esq.

One Pennsylvania Plaza
New York, NY 10119
Tel:  (212) 594-5300

Counsel for Plaintiff